HUNTER TAUBMAN WEISS LLP New York ■ Washington, DC ■ Miami

Louis Taubman (Admitted NY)
Email: LTaubman@htwlaw.com
May 3, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:     Mr. Wyman

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 001-34189

Dear Mr. Wyman:

I am counsel to Tianyin Pharmaceutical Co., Inc. (“Tianyin”).  Tianyin received your oral  comments on April 13, 2011 supplementing to the comment letter dated February 17, 2011 regarding the above referenced Annual Report on Form 10-K.  On behalf of my client, I am writing to inform you that Tianyin intends to file its response to your letter on or before May 9, 2011.  Please feel free to contact the undersigned if you have any questions regarding the Form 10-K or this letter.

Very truly yours,
HUNTER TAUBMAN WEISS LLP

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

cc: Dr. Jiang,
Tianyin Pharmaceutical Co., Inc.
CEO

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